Exhibit 5
Third Quarter 2009

Message from the Chairman of the Board and the President and Chief Executive Officer

Summary of results for the first three quarters
For the nine months ended September 30, 2009, income from continuing operations totaled $2,180 million, compared to $2,536 million for the same period of 2008. The difference is due to the recognition, in June 2008, of a $129-million regulatory asset for revenue variances related to weather conditions in 2006 and 2007. In addition, as at September 30, 2009, there was a $343-million decrease in revenue from net electricity exports by Hydro-Québec Production, which should be partially reversed by year-end. It should be remembered that in 2008, Hydro-Québec Production benefited from particularly favorable market conditions. Furthermore, the drop in aluminum prices led to a $197-million loss, or $105 million more than in 2008, on special contracts with large industrial customers in Québec. These factors were mitigated by the positive effect of hedging aluminum prices, amounting to $179 million, and a $47-million reduction in capital tax.

Net income for the first nine months amounted to $2,180 million, compared to $2,662 million in 2008. If the non-recurring items from 2008 are excluded, the decrease in net income as at September 30, 2009, is $228 million, or 9%. It should be remembered that a non-recurring gain of $125 million related to the price adjustments provided for in the contract for the sale of the company’s interest in Transelec, in Chile, had been recognized in 2008. Based on the results of the first nine months, we reiterate our announcement, made during the parliamentary commission on the Strategic Plan 2009-2013, that we anticipate net income of more than $2,700 million for fiscal 2009.

Third quarter
Net income totaled $338 million in the third quarter of 2009, compared to $491 million in 2008. The decrease is mainly due to the Generation segment and stems from a reduction in revenue from electricity sales to Hydro-Québec Distribution as a result of lower demand from industrial customers in Québec, as well as the fact that Hydro- Québec Production had benefited from particularly favorable export market conditions in 2008, an exceptional year.

Third-quarter results for Hydro-Québec TransÉnergie and Hydro-Québec Distribution were stable compared to 2008.

Third Quarter 2009 — page 2

Consolidated results for the first three quarters
Revenue totaled $9,064 million, compared to $9,545 million in 2008. In Québec, revenue from electricity sales amounted to $7,717 million, a $72-million increase over 2008. Revenue from markets outside Québec totaled $1,145 million, a decrease of $488 million.

In Québec, the $72-million increase in revenue from electricity sales was mainly the result of colder temperatures in 2009 and the April 1, 2008 and 2009, rate adjustments; these factors were partially offset by lower demand from industrial customers.

On markets outside Québec, the $488-million decrease was attributable to a reduction in Hydro-Québec Production’s export revenue.

Total expenditure amounted to $5,075 million, or $126 million less than in 2008. This decrease was due to reductions of $120 million in electricity and fuel purchases, $15 million in operating expenses and $47 million in capital tax as a result of a reduction in the tax rate. On the other hand, regulatory deferrals decreased by $117 million, mainly because of the recognition, in June 2008, of a regulatory asset for revenue variances related to weather conditions in 2006 and 2007.

Segmented results for the first three quarters	Generation

Hydro-Québec Production posted net income of $1,650 million, compared to $1,859 million for the same period of 2008, a decrease of $209 million.

As at September 30, 2009, there was a $343-million reduction in revenue from net electricity exports by Hydro-Québec Production, which should be partially reversed by year-end. Moreover, revenue from electricity sales to Hydro-Québec Distribution was down $169 million because of lower demand from industrial customers in Québec. In addition, the drop in aluminum prices led to a $197-million loss, or $105 million more than in 2008, on special contracts with large industrial customers in Québec.

These factors were partially offset by the positive effect of hedging aluminum prices and the decrease in amortization expense and capital tax.

Transmission

Hydro-Québec TransÉnergie’s net income amounted to $361 million, which is comparable to the income of $368 million recorded by the division in 2008. Revenue from native load transmission service increased by $35 million. Amortization expense for the regulatory assets in connection with the net costs related to retirement of property, plant and equipment and intangible assets increased by $60 million; this expense was recognized in accordance with the new conditions established by the Régie de l’énergie. Capital tax decreased by $15 million.

Third Quarter 2009 — page 3

Distribution

Hydro-Québec Distribution recorded net income of $157 million, compared to $308 million in 2008. This $151-million decrease is mainly due to the recognition, in June 2008, of a $129-million regulatory asset for revenue variances related to weather conditions in 2006 and 2007.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d’énergie de la Baie James.

For the first nine months of 2009, the volume of activity in this segment totaled $1,812 million, compared to $1,556 million in 2008. Among the major projects under way are Eastmain-1-A/Sarcelle/Rupert and the 1,250-MW interconnection with Ontario. Hydro-Québec Équipement also continued with engineering and procurement activities to refurbish Gentilly-2 nuclear generating station in Bécancour. In addition, it began work on the Romaine project in May.

Investment
As at September 30, 2009, investments in property, plant and equipment, intangible assets and the Energy Efficiency Plan totaled $2,920 million, compared to $2,565 million in 2008. As anticipated, a large portion of this amount was devoted to the capital projects of Hydro-Québec Production, especially the Eastmain-1-A/Sarcelle/Rupert hydroelectric development.

Hydro-Québec TransÉnergie continued investing in its transmission system to bring new generating facilities onto the grid and ensure long-term operability of all its facilities. It also pursued construction of the 1,250-MW interconnection with Ontario, which was officially inaugurated on September 25. The second converter will be commissioned this fall as scheduled. Hydro-Québec Distribution kept up investments to meet growth in the number of service contracts in Québec, improve service quality and implement the Energy Efficiency Plan.

Financing
In third quarter 2009, two issues of variable-rate notes maturing in 2014 raised $1.1 billion, bringing the total amount of borrowings since the beginning of the year to $3.1 billion, all completed on the Canadian market.

The proceeds from these borrowings have been used, among other things, to support the growth of the capital program and to refinance debt maturing in 2009.

/s/ Michael L. Turcotte	/s/ Thierry Vandal
Michael L. Turcotte	Thierry Vandal
Chairman of the Board	President and Chief Executive Officer
November 13, 2009

Third Quarter 2009 — page 4
CONSOLIDATED STATEMENTS OF OPERATIONS
In millions of Canadian dollars
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Notes	2009	2008	2009	2008

Revenue		2,558	2,814	9,064	9,545

Expenditure

Operations		566	601	1,829	1,844
Electricity and fuel purchases		233	364	910	1,030
Depreciation and amortization	4	554	525	1,666	1,677
Taxes		233	239	670	767
Regulatory deferrals		—	—	—	(117)

		1,586	1,729	5,075	5,201

Operating income		972	1,085	3,989	4,344

Financial expenses	5	634	598	1,809	1,808

Income from continuing operations		338	487	2,180	2,536

Income from discontinued operations	6	—	4	—	126

Net income		338	491	2,180	2,662

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
In millions of Canadian dollars
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Balance, beginning of period	18,287	17,727	16,445	15,556

Net income	338	491	2,180	2,662

Balance, end of period	18,625	18,218	18,625	18,218

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2009 — page 5
CONSOLIDATED BALANCE SHEETS
In millions of Canadian dollars
(unaudited)

		As at September 30,	As at December 31,
	Notes	2009	2008
ASSETS
Current assets

Cash and cash equivalents		2,368	385
Short-term investments		1,376	3,545
Accounts receivable		1,693	1,966
Derivative instruments		919	659
Materials, fuel and supplies		293	290

		6,649	6,845

Property, plant and equipment		56,554	54,987
Investments		111	108
Derivative instruments		1,225	1,428
Intangible assets		840	880
Regulatory assets		934	1,167
Other assets		1,548	1,374

		67,861	66,789

LIABILITIES
Current liabilities

Borrowings		633	106
Accounts payable and accrued liabilities		1,637	1,948
Dividends payable		—	2,252
Accrued interest		508	915
Regulatory liabilities		7	56
Current portion of long-term debt		1,063	770
Derivative instruments		465	82

		4,313	6,129

Long-term debt		36,356	35,290
Derivative instruments		1,841	1,887
Asset retirement obligations		319	300
Regulatory liabilities		—	6
Other long-term liabilities		812	760
Perpetual debt		311	355

		43,952	44,727

EQUITY

Share capital		4,374	4,374
Retained earnings		18,625	16,445
Accumulated other comprehensive income	7	910	1,243

		19,535	17,688

		23,909	22,062

		67,861	66,789

Commitments and contingencies	10
The accompanying notes are an integral part of the consolidated financial statements.
On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Michael L. Turcotte
Jacques Leblanc	Michael L. Turcotte
Chair of the Audit Committee	Chairman of the Board

Third Quarter 2009 — page 6
CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of Canadian dollars
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Notes	2009	2008	2009	2008
Operating activities

Net income		338	491	2,180	2,662
Income from discontinued operations	6	—	(4)	—	(126)

Income from continuing operations		338	487	2,180	2,536
Adjustments
Depreciation and amortization	4	554	525	1,666	1,677
Amortization of debt premiums, discounts and issue expenses	5	30	26	91	88
Difference between contributions paid and pension cost		(54)	(32)	(175)	(116)
Regulatory deferrals		—	—	—	(117)
Other		(17)	(7)	(14)	29
Change in non-cash working capital items	8	20	17	(448)	(669)

		871	1,016	3,300	3,428
Investing activities

Property, plant and equipment and intangible assets		(1,138)	(952)	(2,789)	(2,445)
Investments		—	—	2	62
(Acquisition) disposal of an interest, net of cash and cash equivalents (acquired) divested		—	5	(17)	153
Costs related to Energy Efficiency Plan		(52)	(46)	(131)	(120)
Net (acquisition) disposal of short-term investments		(411)	(414)	2,170	1,925
Other		1	—	1	—

		(1,600)	(1,407)	(764)	(425)
Financing activities

Issuance of long-term debt		1,069	510	3,098	2,027
Repayment of long-term debt		(337)	(1,123)	(542)	(2,332)
Inflows resulting from credit risk management		505	495	1,125	720
Outflows resulting from credit risk management		(560)	(25)	(2,500)	(25)
Net change in short-term borrowings		100	189	530	202
Dividends paid		—	—	(2,252)	(2,095)
Other		(1)	(2)	(2)	(2)

		776	44	(543)	(1,505)
Foreign currency effect on cash and cash equivalents		(5)	7	(10)	5

Cash flows from continuing operations		42	(340)	1,983	1,503

Cash flows from discontinued operations		—	—	—	(1)

Net change in cash and cash equivalents		42	(340)	1,983	1,502

Cash and cash equivalents, beginning of period		2,326	1,896	385	54

Cash and cash equivalents, end of period		2,368	1,556	2,368	1,556

Supplementary cash flow information	8
The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2009 — page 7
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In millions of Canadian dollars
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Net income	338	491	2,180	2,662

Other comprehensive income

Change in deferred (losses) gains on items designated as cash flow hedges	(15)	856	87	329

Reclassification to operations of deferred gains on items designated as cash flow hedges	(193)	(23)	(420)	(97)

	(208)	833	(333)	232

Other	—	—	—	3

Comprehensive income	130	1,324	1,847	2,897

Third Quarter 2009 — page 8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three- and nine-month periods ended September 30, 2009 and 2008
Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.
Note 1 — Basis of Presentation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions affect the timing of the recognition of certain transactions in consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements, including the present Notes, do not contain all the required information regarding the audited annual consolidated financial statements and should therefore be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec’s Annual Report 2008.
The accounting policies used to prepare the quarterly consolidated financial statements conform to those presented in Hydro-Québec’s Annual Report 2008, except as regards the changes in accounting policies described in Notes 2 and 3.
Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.
Note 2 — Changes in Accounting Policies
Recent Changes
2009
Goodwill and Intangible Assets
On January 1, 2009, Hydro-Québec adopted the recommendations of Section 3064 of the Canadian Institute of Chartered Accountants (CICA) Handbook, “Goodwill and Intangible Assets,” which superseded Section 3062, “Goodwill and Other Intangible Assets,” and Section 3450, “Research and Development Costs.” Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of these recommendations had no material impact on the consolidated financial statements.
Rate-Regulated Activities
On January 1, 2009, the temporary exemption provided for in CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” which allowed the recognition and measurement of regulatory assets and liabilities, was withdrawn. However, based on Statement of Financial Accounting Standard (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation,” issued by the U.S. Financial Accounting Standards Board (FASB), Hydro-Québec is maintaining the current accounting treatment for regulatory assets and liabilities, pursuant to a practice allowed by Canadian GAAP. The withdrawal of the exemption therefore had no impact on the consolidated financial statements.
Credit Risk and Fair Value of Financial Assets and Financial Liabilities
On January 20, 2009, the Emerging Issues Committee (EIC) of the CICA released Abstract of Issue Discussed EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” EIC-173 clarifies that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of the recommendations in this abstract had no impact on the consolidated financial statements.

Third Quarter 2009 — page 9
Note 2 — Changes in Accounting Policies
Future Changes
Financial Instruments — Disclosures
In June 2009, the CICA amended CICA Handbook Section 3862, “Financial Instruments — Disclosures.” The purpose of the amendments is to improve disclosures about fair value measurements and liquidity risk related to financial instruments. They will apply to annual financial statements relating to fiscal years ending after September 30, 2009.
Business Combinations
In January 2009, the CICA issued Section 1582, “Business Combinations,” which superseded Section 1581, “Business Combinations.” Section 1582 establishes the principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. It will apply prospectively to business combinations for which the acquisition date is in a fiscal year beginning on or after January 1, 2011. However, early adoption is permitted.
Consolidated Financial Statements and Non-Controlling Interests
In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” which superseded Section 1600, “Consolidated Financial Statements.” Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. However, early adoption is permitted as of the beginning of a fiscal year.
International Financial Reporting Standards
On February 13, 2008, the Canadian Accounting Standards Board (AcSB) confirmed that the complete changeover to International Financial Reporting Standards (IFRS) would take effect for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Hydro-Québec is currently examining the issues involved in the changeover from Canadian GAAP to IFRS.
Note 3 — Effect of Rate Regulation on the Consolidated Financial Statements
TRANSMISSION
In decision D-2009-023 of March 17, 2009, the Régie set Hydro-Québec’s power transmission rates effective January 1, 2009. The new rates take into account a 7.65% return on the rate base, assuming a capitalization with 30% equity.
DISTRIBUTION
In decision D-2009-021 of March 16, 2009, the Régie granted an across-the-board increase of 1.22% in Hydro-Québec’s electricity rates, effective April 1, 2009. This increase takes into account a 7.42% return on the rate base in 2009, assuming a capitalization with 35% equity.
In these decisions, the Régie accepted the Distributor’s and the Transmission Provider’s proposal to recognize net costs related to the retirement of property, plant and equipment and intangible assets in the statement of operations for the year in which they are incurred. Most of the balance of the related account as at December 31, 2008, will therefore be expensed in 2009. An amortization expense of $53 million was recorded in this regard for the three months ended September 30, 2009, and of $164 million for the nine months ended September 30, 2009.
In decision D-2008-114, the Régie authorized the renewal for 2009 of an agreement whereby energy deliveries provided for in a power purchase contract with an independent power producer were suspended. As at December 31, 2008, a $57-million commitment was recorded on the balance sheet but had no impact on operating results for 2008. In decision D-2009-125 handed down on September 29, 2009, the Régie approved a new agreement to suspend such energy deliveries for 2010. As at September 30, 2009, a $44-million commitment regarding this agreement was recorded on the balance sheet but had no impact on operating results.

Third Quarter 2009 — page 10
Note 4 — Depreciation and Amortization

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Property, plant and equipment [a]	420	422	1,256	1,369
Intangible assets	30	32	91	91
Regulatory assets and liabilities	104	70	314	212
Deferred charges	—	1	—	5
Write-offs	—	—	5	—

	554	525	1,666	1,677

a)
The revision of the useful life of property, plant and equipment gave rise to a decrease of $38 million in the depreciation and amortization expense for the three months ended September 30, 2009 ($50 million in 2008) and of $110 million for the nine months ended September 30, 2009 ($46 million in 2008). For some property, plant and equipment used for hydroelectric generation, this revision was carried out in 2009, resulting in the increase of the maximum amortization period from 50 to 100 years.

Note 5 — Financial Expenses

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Interest
Interest on debt securities	628	631	1,815	1,865
Amortization of debt premiums, discounts and issue expenses	30	26	91	88

	658	657	1,906	1,953

Net exchange loss (gain)	19	(6)	33	16

Loan guarantee fees	44	41	131	125

	63	35	164	141

Less
Capitalized financial expenses	85	77	238	224
Net investment income	2	17	23	62

	87	94	261	286

	634	598	1,809	1,808

Note 6 — Discontinued Operations
In the first quarter of 2008, Hydro-Québec recognized a gain of $117 million, net of $25 million in related income taxes, for the price adjustment provided for in the contract for the sale of its interest in HQI Transelec Chile S.A. (Transelec). This adjustment was made following the ministerial order issued on January 15, 2008, establishing the value of the regulated trunk transmission asset base of Transelec.
In the second quarter of 2008, an additional gain of $4 million, net of $1 million of related income taxes, was added to the above-mentioned price adjustment, for a section of the transmission system that had been excluded from the amount recognized in the first quarter of 2008. The agreement establishing the additional adjustment was dependent on a condition met on April 29, 2008.
In the third quarter of 2008, the retrospective effect of this revised valuation on Transelec’s revenue for the period from March 13, 2004, to June 30, 2006, resulted in an additional $4-million adjustment of the selling price, net of $1 million in related income taxes.

Third Quarter 2009 — page 11
Note 7 — Accumulated Other Comprehensive Income

	As at September 30,
	2009
	Cash flow
	hedges	Other	Total
Balance, beginning of period	1,243	—	1,243
Changes during the period	(333)	—	(333)

Balance, end of period	910	—	910

	As at September 30,
	2008
	Cash flow
	hedges	Other	Total
Balance, beginning of period	965	(3)	962
Changes during the period	232	3	235

Balance, end of period	1,197	—	1,197

Note 8 — Supplementary Cash Flow Information

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Change in non-cash working capital items

Accounts receivable	373	395	241	89
Materials, fuel and supplies	12	9	(6)	(13)
Accounts payable and accrued liabilities	12	(52)	(275)	(367)
Accrued interest	(377)	(335)	(408)	(378)

	20	17	(448)	(669)

Investing activities not affecting cash

Increase (decrease) in property, plant and equipment and intangible assets	3	(110)	91	(90)

Interest paid	874	870	1,979	1,937

Third Quarter 2009 — page 12
Note 9 — Employee Future Benefits

	Three months ended
	September 30
	Pension Plan		Other plans
	2009	2008	2009	2008

Accrued benefit cost recognized	14	39	26	34

	Nine months ended
	September 30
	Pension Plan		Other plans
	2009	2008	2009	2008

Accrued benefit cost recognized	41	119	79	86

Note 10 — Commitments and Contingencies
Guarantees
As at September 30, 2009, the potential maximum amount Hydro-Québec could have had to pay under letters of credit or guarantees provided as security totaled $378 million. Of this amount, $289 million was related to energy purchases. Guarantees amounting to $121 million will expire between 2009 and 2016, while others totaling $257 million do not have maturity dates.
Hydro-Québec provided guarantees to the purchasers of its interests with respect to contingent tax liabilities and certain other customary representations. These guarantees, for which no liability was recognized, will be in effect until the applicable limitation periods expire.

Third Quarter 2009 — page 13
Note 11 — Segmented Information
The following tables contain information related to operations and assets by segment:

	Three months ended
	September 30, 2009
					Corporate	Intersegment
					and Other	eliminations
	Generation	Transmission	Distribution	Construction	Activities	and adjustments	Total

Revenue

External customers	412	18	2,119	—	5	4 [a]	2,558
Intersegment	961	736	17	768	306	(2,788)	—

Income (loss) from continuing operations	344	129	(146)	—	7	4	338

Net income (loss)	344	129	(146)	—	7	4	338

Total assets as at September 30, 2009	31,822	17,433	11,837	426	6,638	(295)	67,861

	Three months ended
	September 30, 2008
					Corporate	Intersegment
					and Other	eliminations
	Generation	Transmission	Distribution	Construction	Activities	and adjustments	Total
Revenue

External customers	618	15	2,163	—	3	15 [a]	2,814
Intersegment	1,010	684	15	640	295	(2,644)	—

Income (loss) from continuing operations [b]	516	121	(147)	—	(6)	3	487

Net income (loss) [b]	516	121	(147)	—	(2)	3	491

Total assets as at September 30, 2008	30,271	16,910	11,772	376	5,310	(316)	64,323

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

b)	In 2009, Hydro-Québec revised its method for allocating financial expenses. Figures for 2008 have been reclassified to conform to the presentation adopted in the current year.

Third Quarter 2009 — page 14
Note 11 — Segmented Information (continued)

	Nine months ended
	September 30, 2009
					Corporate	Intersegment
					and Other	eliminations
	Generation	Transmission	Distribution	Construction	Activities	and adjustments	Total
Revenue

External customers	1,204	45	7,793	—	15	7 [a]	9,064
Intersegment	3,515	2,134	51	1,812	911	(8,423)	—

Income from continuing operations	1,650	361	157	—	2	10	2,180

Net income	1,650	361	157	—	2	10	2,180

Total assets as at September 30, 2009	31,822	17,433	11,837	426	6,638	(295)	67,861

	Nine months ended
	September 30, 2008
					Corporate	Intersegment
					and Other	eliminations
	Generation	Transmission	Distribution	Construction	Activities	and adjustments	Total
Revenue

External customers	1,746	38	7,721	—	17	23 [a]	9,545
Intersegment	3,609	2,065	45	1,556	905	(8,180)	—

Income (loss) from continuing operations [b]	1,859	368	308	1	(9)	9	2,536

Net income [b]	1,859	368	308	1	117	9	2,662

Total assets as at September 30, 2008	30,271	16,910	11,772	376	5,310	(316)	64,323

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

b)	In 2009, Hydro-Québec revised its method for allocating financial expenses. Figures for 2008 have been reclassified to conform to the presentation adopted in the current year.
Note 12 — Subsequent Event
Hydro-Québec and Alcoa Limited have entered into an agreement to form a limited partnership for the purpose of acquiring and operating the power system owned by La Compagnie hydroélectrique Manicouagan. Hydro-Québec would acquire a 60% interest in the venture for a monetary consideration of $615 million. The transaction should close by the end of 2009, subject to approval by the Régie and to certain other conditions.
Note 13 — Comparative Data
Some of the figures for the corresponding period of the previous year have been reclassified to conform to the presentation adopted in the current year.

Third Quarter 2009 — page 15
CONSOLIDATED FINANCIAL HIGHLIGHTS
In millions of Canadian dollars
(unaudited)

	Three months ended				Nine months ended
	September 30				September 30
Summary of Operations	2009	2008	Change (%)		2009	2008	Change (%)

Revenue	2,558	2,814	9.1	ê	9,064	9,545	5.0	ê
Expenditure	1,586	1,729	8.3	ê	5,075	5,201	2.4	ê
Financial expenses	634	598	6.0	é	1,809	1,808	0.1	é
Discontinued operations	—	4	100.0	ê	—	126	100.0	ê
Net income	338	491	31.2	ê	2,180	2,662	18.1	ê

Third Quarter 2009 — page 16

Highlights

Transmission
On September 25, 2009, Hydro-Québec TransÉnergie officially inaugurated the 1,250-MW interconnection with Ontario, consisting of Outaouais substation, a 230-kV line to Ontario, already in service, and the 315-kV Chénier-Outaouais line, which will be completed in 2010. The substation’s first converter has been in operation since summer 2009 and the second will be commissioned this fall as scheduled.

These new facilities will enable Hydro-Québec to send larger volumes of clean, renewable electricity to Ontario, New York State and the U.S. Midwest, and thus to play an even greater role in fighting climate change.

Distribution	Order in Council on contract power

On July 8, 2009, the Québec government published Order in Council No. 754-2009 concerning contract power for Hydro-Québec industrial customers whose power demand exceeds 50 MW. Acknowledging the repercussions of the economic recession on the industrial sector, the order enables Hydro-Québec Distribution to enter into special rate agreements with industrial customers who request an exceptional reduction in their contract power for the period from April 1, 2009, to March 31, 2010.

Rate adjustment

On July 30, Hydro-Québec Distribution filed its 2010-2011 rate application with the Régie de l’énergie, proposing a 0.2% across-the-board increase effective April 1, 2010. The application will be the subject of public hearings before the Régie this fall.

Environment
On Car-Free Day, Hydro-Québec received first prize in the Leaders in Sustainable Transportation awards. Organized by the Centres de gestion des déplacements de Montréal, these awards recognize businesses and organizations that actively encourage their employees to use green methods of transportation. Hydro-Québec stood out for all the measures it has implemented since 2006 under allégo, a program set up by the Agence métropolitaine de transport to promote other means of commuting besides single-occupant vehicles.

Third Quarter 2009 — page 17

Strategic planning
Hydro-Québec’s Strategic Plan 2009-2013, filed in July, focuses on energy efficiency, the development of renewable energies, and technological innovation. The company will invest $25.1 billion during this period. Hydro-Québec Production will invest $10.4 billion and increase its hydroelectric generating capacity by close to 1,000 MW, mainly as a result of the Eastmain-1-A/Sarcelle/Rupert project. Hydro-Québec TransÉnergie will devote $7.8 billion to various projects aimed at developing the transmission system and ensuring its long-term operability, including the integration of 3,000 MW of new generating capacity, the commissioning of the interconnection with Ontario and the construction of a new interconnection with New England. Hydro-Québec Distribution will make investments of $6.2 billion: $1.6 billion to meet demand growth in Québec, $2.9 billion to maintain and improve its facilities and $1.7 billion under the Energy Efficiency Plan. In addition, during the Strategic Plan period, Hydro-Québec will take part in developing technologies and infrastructure as well as in business initiatives that will pave the way for ground transportation electrification.

The Strategic Plan forecasts net income of $2.7 billion for 2009 and $2.4 billion a year from 2010 to 2013. This takes into account the outlook for energy and aluminum prices, which are the main factors behind the decrease in net income for 2010 to 2013.

The Strategic Plan was reviewed by a parliamentary commission on October 6 and 7, 2009.

Acquisition project	NB Power

On October 29, 2009, the governments of New Brunswick and Québec announced a proposed agreement under which Hydro-Québec would acquire most of the assets of NB Power for $4.75 billion.

The closing date for the transaction would be on or around March 31, 2010. In the case of Point Lepreau nuclear power plant, the closing would be on or around January 1, 2011, after completion of the refurbishing project now under way.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4
Ce document est également publié en français.
www.hydroquebec.com
ISSN 0848-5836